POWERSTORM CAPITAL CORP.

2321 Rosecrans Avenue, Suite 4265

El Segundo, CA 90245

April 12, 2013

Mr. Larry Spirgel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Powerstorm Capital Corp.
Amendment No. 3 to Registration Statement
on Form S-l, Filed April 1, 2013
File No. 333-184363

Dear Mr. Spirgel:

We are in receipt of your comment letter dated April 8, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses

1.	We note your disclosure that as of April 1, 2013 you had 19,363,800 shares of common stock outstanding. The number of shares outstanding appears to reconcile with your disclosure in Note 8 to your financial statements on page F-10. However, your disclosure on page F-10 does not appear to reconcile with your disclosure pursuant to Rule 701 of Regulation S-K in Item 15. For example, we note that on page F-10 you disclose that you have issued 51,000 shares of common stock to third-party providers for legal and consulting services. In Item 15, however, you only disclose 30,000 shares issued to your legal advisors in 2011. This is only one example of the inconsistencies in your disclosure. Please reconcile your disclosure in Item 15 and Note 8 to your financial statements. As noted in Rule 701, your disclosure in Item 15 should cover all securities sold by you within the past three years which were not registered, including securities issues in exchange for property or services.

Answer:	Item 15 has been revised to be consistent with Note to our financial statements and, per Rule 701, to include all securities sold by us within the past three years which were not registered, including securities issues in exchange for property or services.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Anamaria Pruteanu
Chief Executive Officer